UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                             AVAX Technologies, Inc.
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.004 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    053495305
                                    ---------
                                 (CUSIP Number)

                                 Joanne Tuckman
                             Chief Financial Officer
                      FGS Advisors, LLC; FG2 Advisors, LLC
                        152 West 57th Street, 24th Floor
                            New York, New York 10019
                                 (212) 698-9260
                        --------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 13, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053495305


1    Names of Reporting Persons.      FGS Advisors, LLC
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6    Citizenship or Place of Organization
     New York

________________________________________________________________________________
                7    Sole Voting Power
                     ___________________________________________________________
 Number of      8    Shared Voting Power             27,466,667
                     ___________________________________________________________
 Shares Bene-   9    Sole Dispositive Power
                     ___________________________________________________________
 ficially Owned 10   Shared Dispositive Power        27,466,667
                     ___________________________________________________________

11   Aggregate Amount Beneficially Owned by Each Reporting Person   27,466,667
________________________________________________________________________________

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)   31.0%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)                        IA

________________________________________________________________________________

CUSIP No. 053495305


1    Names of Reporting Persons.      FG2 Advisors, LLC
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6    Citizenship or Place of Organization
     New York

________________________________________________________________________________
                7    Sole Voting Power
                     ___________________________________________________________
 Number of      8    Shared Voting Power             24,387,000
                     ___________________________________________________________
 Shares Bene-   9    Sole Dispositive Power
                     ___________________________________________________________
 ficially Owned 10   Shared Dispositive Power        24,387,000
                     ___________________________________________________________

11   Aggregate Amount Beneficially Owned by Each Reporting Person   24,387,000
________________________________________________________________________________

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)   31.0%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)                        IA

________________________________________________________________________________

CUSIP No. 053495305


1    Names of Reporting Persons.      Firebird Global Master Fund, Ltd.
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (See Instructions)

     WC
________________________________________________________________________________
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6    Citizenship or Place of Organization
     Cayman Islands

________________________________________________________________________________
                7    Sole Voting Power
                     ___________________________________________________________
 Number of      8    Shared Voting Power             27,466,667
                     ___________________________________________________________
 Shares Bene-   9    Sole Dispositive Power
                     ___________________________________________________________
 ficially Owned 10   Shared Dispositive Power        27,466,667
                     ___________________________________________________________

11   Aggregate Amount Beneficially Owned by Each Reporting Person   27,466,667
________________________________________________________________________________

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)   31.0%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)                        OO

________________________________________________________________________________

CUSIP No. 053495305


1    Names of Reporting Persons.      Firebird Global Master Fund II, Ltd.
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (See Instructions)

     WC
________________________________________________________________________________
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6    Citizenship or Place of Organization
     Cayman Islands

________________________________________________________________________________
                7    Sole Voting Power
                     ___________________________________________________________
 Number of      8    Shared Voting Power             24,387,000
                     ___________________________________________________________
 Shares Bene-   9    Sole Dispositive Power
                     ___________________________________________________________
 ficially Owned 10   Shared Dispositive Power        24,387,000
                     ___________________________________________________________

11   Aggregate Amount Beneficially Owned by Each Reporting Person   24,387,000
________________________________________________________________________________

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)   31.0%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)                        OO

________________________________________________________________________________

CUSIP No. 053495305


1    Names of Reporting Persons.      James Passin
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6    Citizenship or Place of Organization
     New York

________________________________________________________________________________
                7    Sole Voting Power
                     ___________________________________________________________
 Number of      8    Shared Voting Power             51,853,667
                     ___________________________________________________________
 Shares Bene-   9    Sole Dispositive Power
                     ___________________________________________________________
 ficially Owned 10   Shared Dispositive Power        51,853,667
                     ___________________________________________________________

11   Aggregate Amount Beneficially Owned by Each Reporting Person   51,853,667
________________________________________________________________________________

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)   31.0%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)                        IN

________________________________________________________________________________

CUSIP No. 053495305


1    Names of Reporting Persons.      Harvey Sawikin
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6    Citizenship or Place of Organization
     United States

________________________________________________________________________________
                7    Sole Voting Power
                     ___________________________________________________________
 Number of      8    Shared Voting Power             51,853,667
                     ___________________________________________________________
 Shares Bene-   9    Sole Dispositive Power
                     ___________________________________________________________
 ficially Owned 10   Shared Dispositive Power        51,853,667
                     ___________________________________________________________

11   Aggregate Amount Beneficially Owned by Each Reporting Person   51,853,667
________________________________________________________________________________

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)   31.0%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)                        IN

________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, par value $0.004 per share (the "Common Stock") of AVAX Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the executive offices of the Issuer is 2000 Hamilton Street, Suite 204, Philadelphia, PA, 19130.

ITEM 2.  IDENTITY AND BACKGROUND

     (a-f) This Schedule 13D is being filed by FGS Advisors, LLC ("FGS"), FG2 Advisors, LLC ("FG2"), Firebird Global Master Fund, Ltd.(the "Global Fund"), Firebird Global Master Fund II, Ltd. (the "Global Fund II" and together with the Global Fund, the "Funds"), James Passin ("Mr. Passin") and Harvey Sawikin ("Mr. Sawikin" and together with FGS, FG2, Global Fund, Global Fund II and Mr. Passin, the "Reporting Persons").

     James Passin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of FGS and FG2. Harvey Sawikin, a citizen of the United States of america, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of Firebird Management, LLC, and he is also a controlling principal of FGS and FG2. Both FGS and FG2 are New York limited liability companies which have their principal office at 152 West 57th Street, 24th Floor, New York, NY 10019.

     The principal business of each of FGS and FG2 is to serve as investment manager or adviser to the Global Fund and the Global Fund II, respectively, and to control the investing and trading in securities of the Funds. The principal business of each of the Global Fund and the Global Fund II is to invest and trade in securities.

     During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the $3,000,000 used on April 13, 2007 to purchase shares of Common Stock and warrants exercisable for shares of Common Stock was the working capital of the Funds.

ITEM 4.  PURPOSE OF TRANSACTION

     Each of FGS and FG2 have directed, on behalf of the Global Fund and the Global Fund II, respectively, the purchase of the Common Stock reported by them for investment for each of the Funds. FGS and the Global Fund share investment power and voting power with respect to the Common Stock reported by them, and FG2 and the Global Fund II share investment power and voting power with respect to the Common Stock reported by them. FGS, FG2 and the Funds share investment power and voting power with respect to the Common Stock reported by them with Mr. Passin and Mr. Sawikin, who serve as the control persons of each of FGS and FG2. The Reporting Persons acquired the Common Stock because FGS and FG2 considered the Common Stock to be an attractive investment opportunity. FGS and FG2 may cause may cause either or both of the Funds to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds at any time.

     FGS and FG2 intend to review continuously their investments in the Issuer and may in the future change their present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, FGS and FG2 may cause the sale of all or part of the Shares held by the Funds, or may cause the purchase of additional Shares or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.
                                       8

     The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a and b) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 51,853,667 shares of Common Stock (the "Shares"), which includes 24,800,000 shares of Common Stock issuable upon the exercise of warrants. FGS and the Global Fund beneficially own 27,466,667 of the Shares (or 17.7% of the Issuer's total outstanding Common Stock, which includes 12,800,000 shares of Common Stock issuable upon the exercise of warrants), and they share voting and dispositive power over these shares of Common Stock. FG2 and the Global Fund II beneficially own 24,387,000 shares of Common Stock
(15.77% of the Issuer's total outstanding Common Stock, which includes 12,000,000 shares of Common Stock issuable upon the exercise of warrants), and they share voting and dispositive power over these shares of Common Stock. Mr. Passin and Mr. Sawikin, as control persons of FGS and FG2, share voting and dispositive power with each entity over the Shares each entity beneficially owns. As of April 23, 2007, the Shares represented 31.0% of the total 167,405,753 shares of Common Stock outstanding of the Issuer (including for this purpose, the 142,605,753 shares of Common Stock reported as outstanding by the Issuer and the 24,800,000 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons).

     (c) On March 23, 2007, FG2, on behalf of Global Fund II, acquired 100,000 shares of Common Stock at a price of $0.18 per share. On March 28, 2007, FG2, on behalf of Global Fund II, acquired 23,000 shares of Common Stock at a price of $0.20 per share. On March 30, 2007, FG2, on behalf of Global Fund II, acquired 200,000 shares of Common Stock at a price of $0.31 per share. On April 2, 2007, FG2, on behalf of Global Fund II, acquired 64,000 shares of Common Stock at a price of $0.32 per share. Each of these transactions took place in the OTC market. On April 13, 2007, FG2 and FGS, on behalf of the Funds, acquired an aggregate of 24,000,000 shares of Common Stock in a private transaction with the Issuer at a price of $0.125 per share. As part of this transaction, the Funds received warrants exercisable for an aggregate of 24,000,000 shares of Common Stock. The shares and warrants were allocated evenly between Global Fund and Global Fund II.

     (d) Other than the Funds, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Mr. Passin, Mr. Sawikin, FGS and FG2 expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, FGS or FG2 is a beneficial owner of any such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Date: April 23, 2007                FGS Advisors, LLC


                                     /s/ James Passin
                                    -----------------------------
                                     Name:  James Passin
                                     Title:  Principal




                                    FG2 Advisors, LLC


                                     /s/ James Passin
                                    -----------------------------
                                     Name:  James Passin
                                     Title:  Principal




                                    Firebird Global Master Fund, Ltd.


                                     /s/ James Passin
                                    -----------------------------
                                      Name:  James Passin
                                      Title:  Director




                                    Firebird Global Master Fund II, Ltd.


                                     /s/ James Passin
                                    -----------------------------
                                      Name:  James Passin
                                      Title:  Director



                                     /s/ James Passin
                                    -----------------------------
                                      Name:  James Passin

                                     /s/ Harvey Sawikin
                                    -----------------------------
                                      Name:  Harvey Sawikin

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

     FGS Advisors, LLC, FG2 Advisors, LLC, Firebird Global Master Fund, Ltd. Firebird Global Master Fund II, Ltd., James Passin and Harvey Sawikin, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.




Date: April 23, 2007                FGS Advisors, LLC


                                    /s/ James Passin
                                    -----------------------------
                                     Name:  James Passin
                                     Title:  Principal




                                    FG2 Advisors, LLC


                                     /s/ James Passin
                                    -----------------------------
                                     Name:  James Passin
                                     Title:  Principal




                                    Firebird Global Master Fund, Ltd.


                                     /s/ James Passin
                                    -----------------------------
                                      Name:  James Passin
                                      Title:  Director




                                    Firebird Global Master Fund II, Ltd.


                                     /s/ James Passin
                                    -----------------------------
                                      Name:  James Passin
                                      Title:  Director



                                     /s/ James Passin
                                    -----------------------------
                                      Name:  James Passin

                                     /s/ Harvey Sawikin
                                    -----------------------------
                                      Name:  Harvey Sawikin